

INSIDE INFORMATION

TORM plc Annual Report 2024, Dividend Distribution, and Financial Outlook 2025

"2024 was a strong year for TORM, driven by increased ton-mile demand and limited fleet-growth", says Jacob Meldgaard, adding "Throughout the year, we strengthened our market position, expanding TORM's fleet through partly share-based transactions, and delivered significant dividends to our shareholders. The current market outlook is characterized by unpredictable geopolitical changes that may impact results."

Financial Results

For the year ended 31 December 2024, TORM's time charter equivalent earnings (TCE) amounted to USD 1,135m (2023: USD 1,084m). TORM realized an EBITDA of USD 851m including unrealized gains on financial instruments of USD 7m (2023: USD 848m including unrealized gains on financial instruments of USD 2m) and a net profit for the year of USD 612m (2023: USD 648m).

In 2024, the product tanker market demonstrated strong but volatile performance, supported by increased ton-mile demand impacted by geopolitical tensions and refinery dislocation, which altered global shipping routes and extended voyage distances. Limited fleet growth throughout the year further bolstered the favorable supply-demand balance.

In the first half of the year, the market remained robust, however, during the third quarter, the market dynamics shifted as crude tankers entered the clean product trade, capturing a significant share of additional demand. The year concluded with anticipated seasonal rate improvements failing to materialize, signaling changes in underlying market dynamics. Despite this softer finish, 2024 highlighted both the challenges and opportunities shaping the product tanker market.

In this market, TORM achieved TCE fleet-wide rates of USD/day 36,061 on average (2023: USD/day 37,124), and available earning days increased to 31,287 (2023: 29,152). Our vessel class LR2 achieved TCE rates of USD/day 45,053, the LR1 vessels achieved TCE rates of USD/day 37,014, and the MR vessels achieved TCE rates of USD/day 32,948.

For the full year of 2024, Return on Invested Capital amounted to 24.3% (2023: 30.4%) primarily reflecting an increase in invested capital following additional vessel acquisitions.

Key Figures

USDm	Q4 2024	Q4 2023	change	2024	2023	change
Time charter equivalent earnings (TCE)	214.7	266.4	-51.7	1,134.8	1,083.8	51.0
EBITDA	142.2	234.3	-92.1	850.8	847.9	2.9
Adjusted EBITDA[1]	135.0	245.6	-110.6	844.2	846.4	-2.2
Net profit/(loss) for the period	77.4	184.6	-107.2	611.5	648.0	-36.5
Unrealized gains/(losses) on derivatives	7.2	-11.3	18.5	6.6	1.5	5.1
TCE per day (USD)[2]	25,775	37,985	-12,210	36,061	37,124	-1,063
Basic earnings/(loss) per share (USD)	0.77	2.18	-1.41	6.54	7.75	-1.21
Dividend per share (USD)	0.60	1.36	-0.76	5.10	5.78	-0.68
Dividend pay-out ratio	75%	62%	13%	78%	75%	3%

[1] Adjusted EBITDA excludes unrealized gains/losses on derivatives.

[2] Unrealized gain/losses on derivatives included in TCE earnings and EBITDA, but not included in TCE per day.

During the year, the weighted number of average outstanding shares excluding treasury shares increased to 93.6m shares (2023: 83.6m shares) which combined with the net profit led to basic EPS of USD 6.54 (2023: USD 7.75).



In the fourth quarter of 2024, TORM achieved TCE of USD 215m (2023, same period: USD 266m) and an EBITDA of USD 142m including unrealized gains on derivatives of USD 7m (2023, same period: USD 234m including unrealized losses on derivatives of USD -11m) and a net profit of USD 77m (2023, same period: USD 185m), underscoring the volatile nature of the current market dynamics for the product tanker industry. In this market, TORM achieved TCE rates of USD/day 25,775 on average (2023, same period: USD/day 37,985), and available earning days increased to 8,054 (2023, same period: 7,312).

Vessel Transactions

To ensure the continued optimization and efficiency of our fleet, TORM will periodically purchase younger secondhand vessels while divesting older ones. This approach allows TORM to maintain a high-performing and environmentally friendly fleet that aligns with market demands and operational goals.

During the fourth quarter of 2024, TORM completed the sales of the two 2005-06 built MR vessels TORM Helvig and TORM Republican.

Thus, by the end of December 2024, TORM had 94 owned and leased vessels in the LR2, LR1, and MR vessel classes.

Distribution of Dividend for the Fourth Quarter of 2024

TORM's Board of Directors has today approved an interim dividend for the fourth quarter of USD 0.60 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 58.4 m. The distribution for the quarter is equivalent to 75% of net profit and reflects the Distribution Policy. The payment date is 02 April 2025 to all shareholders on record as of 20 March 2025, and the ex-dividend date is 19 March 2025 for the shares listed on Nasdaq OMX Copenhagen and 20 March 2025 for the shares listed on Nasdaq New York.

Financial Outlook 2025 (INSIDE INFORMATION)

TORM's financial outlook is based on our current product tanker market expectations. We do, however, have limited visibility on TCE rates that are not yet fixed with our customers, hence these rates may be significantly lower or significantly higher than our current expectations.

For the full-year 2025, TCE earnings are expected to be in the range of USD 650 - 950m (2024: USD 1,135m), and EBITDA is expected to be in the range of USD 350 – 650m (2024: USD 851m) based on the current fleet size, including published acquisitions and divestment of vessels.

As of 03 March 2025, TORM had covered 26.9% of the 2025 full-year earning days at USD/day 28,916. Hence, 73% of the 2025 full-year earning days are subject to change.

Thus as 24,189 earning days in 2025 are unfixed as of 03 March 2025, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 24m.

Also as of 03 March 2025, 84% of the Q1 2025 earning days were covered at USD/day 26,612. For the individual vessel classes, the Q1 2025 coverage was 92% at USD/day 32,397 for LR2, 81% at USD/day 23,540 for LR1 and 81% at USD/day 24,870 for MR.

Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Thursday 06 March 2025 at 09:00 am Eastern Time / 03:00 pm Central European Time.

Webcast link:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers (below) at least ten minutes prior to the start (Conference ID: 17678):

Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

Contacts

Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002


About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries; effects of new products and new technology in our industry; new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.